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John Banes Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1317 tel 020 7710 4817 fax john.banes@davispolk.com

September 6, 2011

Re:	Lloyds Banking Group plc Form 20-F filed May 13, 2011 File Number: 001-15246

Suzanne Hayes, Esq.
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

I am writing on behalf of Lloyds Banking Group plc (the “Company”) further to our conversation on September 1, 2011 regarding the comment letter issued by the staff of the Division of Corporation Finance (the “Staff”) dated August 26, 2011 with respect to the Company’s annual report on Form 20-F for the year ended December 31, 2010.

As we discussed, the Company has requested an extension to the ten-business day period for response specified in the comment letter.  The Company believes that it will require additional time to prepare a comprehensive response for the Staff given the number of comments raised and, in particular, for the gathering of information from the relevant business units called for by certain comments.  In addition, the Company’s response to certain comments, in particular comments on sections of the Company’s Form 20-F that do not form part of the consolidated financial statements, will require additional time to permit the preparation of responses and the appropriate levels of internal review and approval.  Therefore, the Company respectfully requests that it be permitted to submit its response not later than October 13, 2011.  If the Company is able to complete its response before that date, it will file earlier.

As requested, we are filing this letter as confirmation of our discussion.  Please feel free to contact the undersigned with any questions.  Thank you for your assistance in this matter.

Very truly yours, /s/ John W. Banes

John W. Banes

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

Suzanne Hayes, Esq.	September 6, 211

cc:	Yolanda Crittendon, Staff Accountant
Stephanie Hunsaker, Senior Assistant Chief Accountant
Celia Soehner, Esq.
Division of Corporation Finance

Neil Darby
Head of Group Accounting Policy
Lloyds Banking Group plc